SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: December 30, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .)

Enclosed:

Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 30, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

December 30, 2004

IVANHOE MINES RECEIVES FULL REPAYMENT OF US$50 MILLION
TREASURY BILL, PLUS INTEREST, FROM MONGOLIAN GOVERNMENT

ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ Chairman Robert Friedland announced today that Ivanhoe has received the final US$12.5 million tranche from the Government of Mongolia, completing ahead of schedule the full repayment of the US$50 million treasury bill purchased by the company in December, 2003. During the one-year term of the investment, Ivanhoe received interest payments totalling approximately US$1.34 million from the Mongolian government.

Ivanhoe purchased the treasury bill as part of Mongolia’s retirement of all of its substantial debt to the Russian Federation that was incurred during the Soviet era, before 1991.

“The successful completion of Ivanhoe’s role in the debt-retirement initiative is further confirmation to the world’s business community that Mongolia is continuing to build respect as a destination for international investment to support the development of new mining projects that will expand the national economy and create new opportunities and benefits for the Mongolian people,” Mr. Friedland said.

Ivanhoe has a 100% interest in the Oyu Tolgoi copper and gold project in Mongolia and owns or controls exploration rights covering approximately 118,000 square kilometres in central and southern Mongolia, where additional copper, gold and coal discoveries are being delineated. Ivanhoe also is exploring for copper and gold deposits in China and Australia. Ivanhoe produces LME Grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining’s Savage River mine in Australia.

Ivanhoe shares are listed on the Toronto and Australian stock exchanges under the symbol IVN. The shares also are listed on NASDAQ under the symbol HUGO.

Information contacts in North America
     Investors: Bill Trenaman +1.604.688.5755
     Media: Bob Williamson +1.604.688.5755